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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 29 July 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Press statement dated 29 July 2003 "Orange announces strong performance in first half 2003—Solid operating results and balanced growth across the entire group".

29 July 2003

ORANGE ANNOUNCES STRONG PERFORMANCE IN FIRST HALF 2003

Solid operating results and balanced growth across the entire group

  •
  Total revenues up 6.9% to €8.6 billion due to increased usage driving ARPU and changes in the customer mix in the main markets, and Rest of World Operations

  •
  Operating Income Before Depreciation and Amortisation grows 41.8% to €3.3 billion representing a 37.9% margin on total revenues

  •
  Operating Income increased 68% to €2.1 billion, representing a margin on total revenues of 24.2%

  •
  Positive ARPU growth confirmed with an increase of 6.8% to £267 in the UK and stabilisation in France at €376

  •
  Significant contributions from Rest of World leading to a doubling of Operating Income Before Depreciation and Amortisation and generating 25.6% total revenue growth. All the controlled Rest of World subsidiaries are now generating a positive Operating Income Before Depreciation and Amortisation.

  •
  World-wide customer base up 1.3 million to 45.6 million in first half 2003 from year-end 2002

  •
  Non-voice revenues grow 26.2% to €978 million

        All comparisons throughout this press release are with reported H1 2002 numbers—unless otherwise stated.

        London—Paris. Orange SA today announced strong operating results for the first half year to June 30, 2003. Reporting total revenues of €8.6 billion up 6.9% against that reported in the same period last year and revenue growth across all its international businesses, Orange is establishing a sound financial and operating platform upon which to execute its strategy announced in June.

        Commenting on these half-year figures, Sol Trujillo, Chief Executive Officer, said, "We have witnessed significant performance improvements and balanced growth across the entire group. This is evidenced not only in France and the United Kingdom—where we have continued to maintain market leadership through the delivery of innovative services, products and initiatives such as Orange Pro, the Learn campaign and the SPV launch—but also throughout the Rest of World.

        "Orange group revenues have remained strong notwithstanding the detrimental effects of foreign exchange rates on our consolidated accounts. Orange UK performed strongly and at a constant exchange rate would have achieved 9.5% total revenue growth in the six month period. After an impressive second quarter Orange France recorded 4.7% total revenue growth. Operating margins have improved across the board, with France and the UK recording over 45% and 35% as a percentage of total revenues respectively. Significantly, for the first time, all group controlled businesses delivered positive Operating Income Before Depreciation and Amortisation, demonstrating that financial performance across the Orange footprint is a key driver for growth.

        "ARPU, a key industry metric, has improved with growth in both voice and non-voice revenues per user. In France, ARPU has stabilised at €376, registering a first ever quarterly increase despite the 15% reduction in termination rates of 1 January 2003. In the UK, ARPU continues to grow, increasing 6.8% to £267.

        "The benefits of an international portfolio of businesses are reflected in the Rest of World operations contributing measurably to the group's performance. Over 90% of customer growth in H1 2003 has been generated outside of France and the UK bringing the total number of Rest of World customers to 13 million. Orange Netherlands has produced positive Operating Income Before Depreciation and Amortisation for the first time and Orange Switzerland's Operating Income Before Depreciation and Amortisation has increased almost four-fold. Together with our stated footprint strategy, we expect all these markets to offer continued growth and performance improvement in the future.

        "TOP, together with recently announced strategic initiatives, continues to impact positively on Orange's figures and the company is on track to meet its guidance of 5% revenue growth and at least €6.2 billion in Operating Income Before Depreciation and Amortisation in 2003."

Chief Financial Officer, Wilfried Verstraete added,

        "Our capital expenditure of €926 million representing a 35% reduction relative to the first half of last year, is exceptional. It is largely due to the completion of our network roll-out in Switzerland and the Netherlands and our withdrawal from Sweden. We are now about to enter a new investment programme to continue building our platform for growth. We are lowering our capital expenditure guidance for the full year to €2.4 billion (vs €2.6 billion), but continue to expect investments of €7 to €8 billion for 2003 to 2005. Our previous target of €14 billion in cumulative operating free cash flow(15) from 2003 to 2005 remains unchanged."

Sol Trujillo concluded,

        "We remain committed to quality growth and maintaining our focus on customer needs. Today's results clearly demonstrate that we are on the right track and well positioned to drive forward our plans to develop the Orange business. I have great confidence in the future for the organisation and our ability to build on the solid and consistent performance that we announced today."

"The future's bright, the future's Orange"

        London and Paris, 29 July 2003:

Group operating and selected financial data for the six months ended 30 June 2003(1)(2)

1.     Revenues

a)
Total Revenues

  Orange Group total revenues were €8,615 million, a 6.9% increase over H1 2002 reported revenues of €8,059 million. On a pro forma basis to include MobiNil and assuming constant exchange rates, underlying revenue growth was 9.4% over pro forma H1 2002.

  Orange France's(9) total revenues grew 4.7% in H1 2003 over H1 2002 to €3,806 million while Orange UK's total revenues (in Euros) decreased by 0.6% over reported H1 2002 due to the degradation of the Euro/£ exchange rate. At a constant exchange rate, Orange UK revenues were up 9.5% on pro forma H1 2002. Rest of World's total revenues were €2,043 million, up 25.6% on reported H1 2002 and 19.5% over pro forma H1 2002 to include MobiNil and at constant exchange rates.

b)
Recurring Network Revenues

  Orange Group recurring network revenues increased 7.5% over reported H1 2002. On a pro forma basis to include MobiNil and at constant exchange rates, recurring network revenues grew 9.9% over pro forma H1 2002.

  Orange France recurring network revenues grew 5.1% to €3,542 million in H1 2003; Orange UK recurring network revenues(8) (in Euros) grew 0.1% over reported H1 2002 to €2,590 million. At a constant exchange rate, Orange UK recurring network revenues were up 10.4% over pro forma H1 2002 network revenues. Rest of World recurring network revenues were €1,851 million, up 27.3% on reported H1 2002 and 20.7% compared to pro forma H1 2002 (at constant exchange rates and including MobiNil).

c)
Non-voice revenues

  Revenues from non-voice services grew 26.2% over reported H1 2002 to €978 million, 12.3% of Group recurring network revenues.

        In the UK, 15.4% of recurring network revenues came from non-voice services in H1 2003 (13.9% in H1 2002).

  In France non-voice revenues(3) were 11.0% in H1 2003, up from 8.6% in H1 2002. Belgium, Switzerland, Denmark and the Netherlands non-voice revenues were all over 10% of their respective recurring network revenues and are continuing to grow strongly.

2.     Operating Income Before Depreciation and Amortisation(1)(2)(4)

        Group Operating Income Before Depreciation and Amortisation grew 41.8% on reported H1 2002 to €3.3 billion, representing an operating margin on total revenues of 37.9% (28.6% in H1 2002). This reflects very strong margin growth in Orange's main markets and a 104% growth in Operating Income Before Depreciation and Amortisation from the Rest of World operations.

        For the first time, all Orange controlled subsidiaries have generated a positive Operating Income Before Depreciation and Amortisation.

        Orange France    Operating Income Before Depreciation and Amortisation was up 32.3% to €1,735 million. This represented an operating margin of 45.6% in H1 2003, up from 36.1% in H1 2002.

        Orange UK    Operating Income Before Depreciation and Amortisation grew 17.9% on reported H1 2002 to €1,008 million. At a constant exchange rate, Orange UK Operating Income Before Depreciation and Amortisation rose 29.9% on pro forma H1 2002. Orange UK's operating margin increased from 29.8% in H1 2002 to 35.3% in H1 2003.

        Orange's operations in the Rest of World continued to grow strongly with every one of its controlled operations contributing positive Operating Income Before Depreciation and Amortisation. In total, Operating Income Before Depreciation and Amortisation for the Rest of World operations was €680 million in H1 2003, a two-fold increase on reported H1 2002 and a 73.9% increase on pro forma H1 2002. The collective operating margin for all of the Rest of World operations was 33.7% in H1 2003 compared to a reported 20.7% and a pro forma 23.1% in H1 2002.

        Belgium, Romania, Egypt and Slovakia achieved an operating margin on total revenues of 43.3%. Orange Switzerland's Operating Income Before Depreciation and Amortisation grew by more than three times during the period to €80 million in H1 2003. Orange Netherlands contributed positive Operating Income Before Depreciation and Amortisation for the first time, at €29 million, up from negative €14 million in H1 2002, driven by a successful restructuring and rebranding process. Orange Denmark continued to make strong progress, contributing a positive Operating Income Before Depreciation and Amortisation of €14 million.

        Operating Income Before Depreciation and Amortisation of shared group functions decreased by €41 million from H1 2002 to €155 million in H1 2003.

3.     Operating Income(1)

        Group operating income increased 67.6% on reported H1 2002 to €2.1 billion, representing a margin on total revenues of 24.2%. Orange France operating income was €1,388 million in H1 2003, a 40.2% increase over H1 2002, and Orange UK operating income reached €606 million, up 27.0% on reported H1 2002. Operating income for all of the Rest of World operations was €263 million compared to a pro forma operating income of €15 million in H1 2002.

        Operating cost of shared group functions decreased by €29 million from €(200) million reported H1 2002 to €(171) million in H1 2003.

4.     Capital Expenditure (excluding licences)(6)

        Capital expenditure (excluding licences) for the Group decreased to €926 million in the first half of the year (reported H1 2002 of €1,433 million and pro forma H1 2002 of €1,392 million).

        In France, capital expenditure was down 10% on H1 2002 to €291 million, while in the UK, capital expenditure declined 30% to €361 million versus pro forma in H1 2002. In the Rest of World, capital expenditure was €274 million (reported H1 2002 of €540 million and pro forma H1 2002 of €553 million), primarily due to the completion of the roll out projects in Switzerland and the Netherlands and the closure of our operations in Sweden.

5.     Annual average revenues Per User ("ARPU")(7)

        The previous positive trends in average revenues per user have continued, with growth in both voice and non-voice revenues per user.

        Orange France overall annual ARPU has stabilised at €376 in H1 2003 vs €375 in Q1 2003 on a 12 months rolling basis, suggesting that ARPU decline has bottomed out, and this in spite of the termination rate cut of 15% on 1 January 2003. This ARPU stabilisation was achieved through the combination of increased usage which partially offset the decline in tariffs and a focus on quality customers (see paragraph 6 for more details). For the twelve months ended June 2003, France contract ARPU was €548 (€573 at H1 2002) and prepay ARPU was €163 (€166 at H1 2002). Furthermore, Orange France revenues from non-voice services(3) accounted for 11% of recurring network revenues in H1 2003. Voice only ARPU was €338 for the twelve months ended June 2003, a 4% decline on H1 2002.

        Orange UK overall annual ARPU(8) increased by 6.8% on H1 2002 to £267. Within this, contract ARPU(8) increased 3.8% over H1 2002, to £568, while prepay ARPU increased 3.3% to £126. For the six months to end June 2003, Orange UK non-voice revenues accounted for 15.4% of UK recurring network revenues vs 13.9% in H1 2002. For the twelve months to end June 2003, voice ARPU was £227, an increase of 4.6% over the twelve months to H1 2002.

6.     Customers(1)(2)(10)

        Orange Group increased its total controlled customer base by 1.3 million in H1 2003 to 45.6 million at 30 June 2003, 10.2% above reported H1 2002 closing base of 41.4 million and 6.3% above pro forma H1 2002 closing base of 42.9 million. Rest of World accounted for 92% of the customer growth in the first half of this year.

        Orange France(9)(10) added 152k net new customers in H1 2003, taking its registered customer base to 19.4 million, of which 18.9 million (97.4%) are active under the "Autorité de Régulation des

Télécommunications" ("ART") definition. Of the growth in the first half, there were 280k net new contract customers, and a reduction of 128k in the prepay base as inactivity levels increased.

        Orange France has therefore improved its customer mix with 11.0 million registered contract customers at June 30, 57% of the total base (54% at the end of H1 2002), and 8.4 million prepay customers.

        Orange UK saw its customer base reduced by 54k in H1 2003, with an active customer base of 13.3 million at the end of June. As with Orange France, there was a successful focus on the quality of the customer mix, with 60k net growth on contract tariffs and a reduction of 114k on prepay.

        The UK contract customer base ended the first half of the year at 4.3 million, 32% of the total base (31% at the end of H1 2002), with 9.0 million prepay customers.

        Orange Rest of World operations reflect strong underlying growth in new customers. The combined Rest of World operations added a total of 1.5 million net new customers in the twelve months to end June 2003, an increase of 13.3% on pro forma twelve months to H1 2002 (to include MobiNil). This takes the Rest of World customer base to 13.0 million at the end of June this year.

7.     TOP—Total Operating Performance

        Orange is on track to meet its target of €14 billion of cumulative operating free cash flow(15) in the 2003-2005 period. During the first half of this year, the initiatives from the TOP programme delivered ahead of expectations and have already contributed to significant increases in operating free cash flow.

        On the IT side, Orange completed a thorough assessment of existing hardware, software and software development costs. From this, quick wins on approximately 500 projects were identified, totalling potential savings of approximately €150 million for 2003.

        All of Orange's operations have implemented systems with a view to reduce trade receivable days outstanding by at least five days. This, on its own, should liberate savings of approximately €200 million in 2003.

        With regards to corporate spend, Orange had, at the end of June, saved €15 million with more savings to come in H2 2003.

8.     Strategy and outlook

        In June, Orange unveiled its new Group strategy—building financial growth through a focus on customer intimacy and needs based customer segmentation, capitalising on its intelligent network, developing key industry alliances, and implementing a new Group structure to fully utilise the power of the Orange Group and deliver seamless services to its customers across the world.

        The new management team finalised the new Group structure in Q2 2003, enabling the Group to work more effectively and function as one business. This enables Orange to strengthen and grow the business, taking full competitive advantage of the size and international scale of the Group and truly focus on the customer.

        Today Orange reiterates its guidance for the full year 2003:

  •
  Revenues are on track to meet guidance of 5% growth in 2003 on last year's reported total revenue figures

  •
  The H2 2003 Group Operating Income Before Depreciation and Amortisation is forecast to be lower than in H1 2003, given second-half seasonality with an increased rate of investment in the customer base. Group Operating Income Before Depreciation and Amortisation is therefore still expected to be at least €6.2 billion

  •
  Despite the expected ramp up in the second half of 2003, capital expenditure guidance of €2.6 billion in 2003 has been revised down to €2.4 billion, mainly due to deferred spend. However, total capital expenditure across the Group is still expected to amount to €7 to 8 billion for 2003-2005.

For further information, please contact:

Orange Investor Relations	+ 44 (0) 20 7984 1710
Orange Media Centre	+ 44 (0) 20 7984 2000
France Telecom Press Office	+ 33 (0) 1 44 44 93 93

Selected information for the six months ended 30 June 2003 and 2002

	Six months ended 30 June (millions of €)
	2003	2002(1) Reported	2002(1)(2) pro forma (incl. MobiNil) & assuming constant exchange rates
	(unaudited)
Total revenues
Orange France	3,806	3,636	3,636
Orange UK	2,852	2,870	2,604
Rest of World	2,043	1,626	1,710
Inter segment eliminations	(86)	(73)	(73)

Total	8,615	8,059	7,877

Note:
MobiNil's total revenues are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) total revenues in H1 2003, and on a pro forma basis in H1 2002.

	Six months ended 30 June (millions of €)
	2003	2002(1) Reported	2002(1)(2) pro forma (incl. MobiNil) & assuming constant exchange rates
	(unaudited)
Network revenues
Orange France	3,542	3,371	3,371
Orange UK	2,590	2,587	2,347
Rest of World	1,851	1,454	1,534
Inter segment eliminations	(57)	(41)	(41)

Total	7,926	7,371	7,211

Note:
 MobiNil's network revenues are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) network revenues in H1 2003, and on a pro forma basis in H1 2002.

	Six months ended 30 June (millions of €)
	2003	2002(1) Reported	2002(1)(2) pro forma (incl. MobiNil) & assuming constant exchange rates
	(unaudited)
Operating Income Before Depreciation and Amortisation
Orange France	1,735	1,311	1,311
Orange UK	1,008	855	776
Rest of World	680	334	391
Shared group functions	(155)	(196)	(190)

Total	3,268	2,304	2,288

Note:
MobiNil's Operating Income Before Depreciation and Amortisation is proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) Operating Income Before Depreciation and Amortisation in H1 2003, and on a pro forma basis in H1 2002.

	Six months ended 30 June (millions of €)
	2003	2002(1) Reported	2002(1)(2) pro forma (incl. MobiNil) & assuming constant exchange rates
	(unaudited)
Operating income
Orange France	1,388	990	990
Orange UK	606	477	432
Rest of World	263	(22)	15
Shared group functions	(171)	(200)	(192)

Total	2,086	1,245	1,245

Note:
MobiNil's Operating Income is proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) Operating Income in H1 2003, and on a pro forma basis in H1 2002.

	Six months ended 30 June (millions of €)
	2003	2002(1) Reported	2002(1)(2) pro forma (incl. MobiNil) & assuming constant exchange rates
	(unaudited)
Capital expenditure (excluding licences)
Orange France	291	325	325
Orange UK	361	568	514
Rest of World	274	540	553

Total	926	1,433	1,392

Note:
MobiNil's capital expenditure is proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) capital expenditure in H1 2003, and on a pro forma basis in H1 2002.

	As at 30 June (in thousands)
	2003	2002(1) Reported	2002(1)(2) pro forma (incl. MobiNil)
	(unaudited)
Customer base
Orange France	19,368	18,625	18,625
Orange UK	13,258	12,802	12,802
Rest of World	12,994	9,971	11,473

Total	45,620	41,398	42,900

Note:
MobiNil's customer base is proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) customer base in H1 2003 and on a pro forma basis in H1 2002.

Selected information for the six months ended 30 June 2003 and 2002

        Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a rolling 12-month(7) basis.

	Six months ended 30 June
	2003	2002(1)(2)
	(unaudited)	pro forma assuming constant exchange rates (unaudited)
France(9)
Customers (in thousands) (period end)(10)	19,368	18,625

Contract	10,963	9,977
Prepay	8,405	8,648
Recurring network revenues (€ in millions)	3,542	3,371
Equipment and other revenues (€ in millions)	264	265

Total revenues (€ in millions)	3,806	3,636
Operating Income Before Depreciation and Amortisation (€ in millions)	1,735	1,311
Operating Income (€ in millions)	1,388	990
Capital expenditure (excluding licences) (€ in millions)(6)	291	325
Annual average revenue per user (€)(7)	376	382
Contract	548	573
Prepay	163	166
UK
Customers (in thousands) (period end)	13,258	12,802

Contract	4,298	3,972
Prepay	8,960	8,830
Recurring network revenues (€ in millions)	2,590	2,347
Equipment and other revenues (€ in millions)	262	257

Total revenues (€ in millions)	2,852	2,604
Operating Income Before Depreciation and Amortisation (€ in millions)	1,008	776
Operating Income (€ in millions)	606	432
Capital expenditure (excluding licences) (€ in millions)	361	514
Annual average revenue per user (£)(8)	267	250
Contract	568	547
Prepay	126	122

	Six months ended 30 June
	2003(1)	2002(1)(2)
	(unaudited)	pro forma (incl. MobiNil) & assuming constant exchange rates(16)
Rest of World data
Belgium—Mobistar
Customers (in thousands) (period end)(11)	2,418	2,611
Total revenues (€ in millions)	547	478
Operating Income Before Depreciation and Amortisation (€ in millions)	204	143
Annual average revenue per user (€)	409	393
Capital expenditure(6) (€ in millions)	53	81
Denmark—Orange
Customers (in thousands) (period end)(12)	546	585
Total revenues (€ in millions)	127	109
Operating Income Before Depreciation and Amortisation (€ in millions)	14	2
Annual average revenue per user (€)	370	290
Capital expenditure(6) (€ in millions)	19	37
Egypt—MobiNil (at 71.25%)
Customers(1)(2) (in thousands) (period end)	1,826	1,502
Total revenues(1)(2) (€ in millions)	177	141
Operating Income Before Depreciation and Amortisation(1)(2) (€ in millions)	92	73
Annual average revenue per user (€)	232	277
Capital expenditure(1)(2)(6) (€ in millions)	20	29
The Netherlands—Orange
Customers (in thousands) (period end)	1,057	1,146
Total revenues (€ in millions)	219	191
Operating Income Before Depreciation and Amortisation (€ in millions)	29	(14)
Annual average revenue per user (€)	379	297
Capital expenditure(6) (€ in millions)	22	64
Romania—Orange
Customers (in thousands) (period end)(10)	2,590	1,857
Total revenues (€ in millions)	206	154
Operating Income Before Depreciation and Amortisation (€ in millions)	108	73
Annual average revenue per user (€)	177	239
Capital expenditure(6) (€ in millions)	32	30
Slovakia—Orange
Customers (in thousands) (period end)	1,852	1,536
Total revenues (€ in millions)	185	151
Operating Income Before Depreciation and Amortisation (€ in millions)	79	58
Annual average revenue per user (€)	196	211
Capital expenditure(6) (€ in millions)	18	38
Switzerland—Orange
Customers (in thousands) (period end)(13)	1,003	988
Total revenues (€ in millions)	384	318

Operating Income Before Depreciation and Amortisation (€ in millions)	80	22
Annual average revenue per user (€)	710	666
Capital expenditure(6) (€ in millions)	49	161
Other Rest of World
Customers (in thousands) (period end)	1,702	1,248
Total revenues (€ in millions)	198	168
Operating Income Before Depreciation and Amortisation (€ in millions)	74	34
Capital expenditure(6) (€ in millions)	61	113
Total Rest of World
Customers (in thousands) (period end)(14)	12,994	11,473
Total revenues (€ in millions)(17)	2,043	1,710
Operating Income Before Depreciation and Amortisation (€ in millions)	680	391
Operating Income (€ in millions)	263	15
Capital expenditure(6) (€ in millions)(18)	274	553

Notes

(1)
Basis of preparation:

  With effect from 1 July 2002, 71.25% of MobiNil's financial and operating data are proportionally consolidated into Rest of World and Orange Group.

(2)
Pro forma information:

  For illustrative purposes, in order to permit a more meaningful comparison against our performance in H1 2003, pro forma H1 2002 financial and operating data is presented;

  •
  as if MobiNil had been part of Rest of World and Orange Group over the period 1 January 2002 to 30 June 2002; and

  •
  after having restated H1 2002 financial data using constant foreign exchange rates (i.e. using the same foreign exchange rates as in H1 2003) in order to exclude the impact of fluctuations in foreign exchange rates on underlying performance.

(3)
Non-voice revenues are not directly derived from the financial statements of Orange France. They are measured by multiplying:—the number of minutes, bytes or SMS for non-voice services delivered through the network of Orange France (such quantitative information is available for each category of non-voice services rendered by Orange); by the estimated average selling price per minute, per byte or per SMS determined by Orange France for each category of non-voice service

(4)
Operating income before depreciation and amortisation is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. It should not be considered as an alternative indicator of our operating performance to operating income or income for the year. Similarly, it should not be considered as an alternative measure of liquidity to cash flows from operating activities. Operating income before depreciation and amortisation is not meant to be predictive of potential future results.

(5)
Operating margin = Operating Income Before Depreciation and Amortisation calculated as a percentage of total revenues (previously as a percentage of network revenues).

(6)
Capital expenditure is presented as tangible and intangible fixed asset additions (excluding finance leases) excluding UMTS and GSM licences.

(7)
Annual average revenue per user ("ARPU") is calculated by dividing network revenues for the previous 12 months by the weighted average number of our customers during the same period. Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France's mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(8)
Prior to 1 October 2002, incoming call revenues arising from customers who have left Orange UK and transferred to one of the other UK networks, but who have kept their Orange numbers (Mobile Number Portability or "MNP"), were included in the calculation of Orange UK's overall and contract ARPUs. With effect from 1 October 2002, these revenues have been excluded from the calculation of Orange UK's recurring network revenues, and hence also from the overall and contract ARPUs.

(9)
Orange France includes mainland France, Orange Caraïbe and Orange Réunion. In H1 2003 Orange Caraïbe included 2k customers for St. Pierre and Miquelon not previously reported.

(10)
Orange reports customers on an active basis other than in France and Romania, which are on a registered basis.

(11)
Mobistar's customer numbers as reported by Orange differ from those reported by Mobistar as follows:

  At the end of H1 2002, Mobistar's reported customer base included a number of inactive prepay customers and suspended contract customers. Mobistar's H1 2003 customer base excludes inactive prepay customers and suspended contract customers. On a like for like basis, excluding inactive prepay customers and suspended contract customers, Mobistar's H1 2002 customer base would have been 2,170k customers and year on year growth would be 11.4%.

(12)
Denmark's customer base was reported on an active basis for the first time at the end of 2002. On an active basis; Denmark's H1 2002 customer base is estimated to have been 504k customers and year on year growth on a like for like basis is estimated at 8.4%.

(13)
Switzerland's customer base was reported on an active basis for the first time at the end of 2002. On an active basis; Switzerland's H1 2002 customer base is estimated to have been 875k customers and year on year growth on a like for like basis is estimated at 14.6%.

(14)
Includes all of the customers of our controlled wirefree operations outside France and the United Kingdom. Customers of companies in which we have a minority interest, such as TA Orange, and customers from our service provider subsidiaries, are not included.

(15)
Operating free cash flow is defined as operating income before depreciation and amortisation minus capex (excluding licences).

(16)
Pro forma data for Rest of World other than ARPU, which are shown at reported exchange rates and hence include the impact of fluctuations in foreign exchange rates.

(17)
Rest of World total revenues in H1 2003 include €27 million in respect of Shared Group Functions (H1 2002 reported €16 million, H1 2002 pro forma €15 million).

(18)
Rest of World capital expenditure (excluding licences) in H1 2003 includes €27 million in respect of Shared Group Functions (H1 2002 reported and pro forma €22 million).

        This press release contains "forward-looking statements" about Orange. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about new and existing programs, technology and market conditions. Although Orange believes its expectations are based on reasonable assumptions, these forward looking statements are subject to numerous risks and uncertainties. These statements may not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in these forward looking statements include, among other things, the success of the announcement of its strategic review programme (TOP), Orange's other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, wirefree telecommunications usage levels, the effect and outcome of UMTS licensing, roll-out and performance, exchange rate fluctuation and market regulatory factors. The forward-looking statements in this press release are only valid until the date of this document and Orange does not undertake to update any forward looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        This press release is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
DATE: 29TH JULY 2003	By:	/s/ PHILIPPE MCALLISTER
	Name:	Philippe McAllister
	Title:	Director

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ORANGE ANNOUNCES STRONG PERFORMANCE IN FIRST HALF 2003
SIGNATURES